                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-2755

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999



                             GTE HOURLY SAVINGS PLAN


                                 GTE CORPORATION

                              1255 CORPORATE DRIVE

                               IRVING, TEXAS 75038

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


         To the Plan Administrator of the
         GTE Hourly Savings Plan:


                  We have audited the accompanying statements of net assets available for plan benefits of the GTE Hourly Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                           ARTHUR ANDERSEN LLP
         Dallas, Texas
         June 19, 2000

                             GTE HOURLY SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998
                             (thousands of dollars)

                                                          1999           1998
                                                          ----           ----
ASSETS:

Investments at fair value                              $1,951,100     $1,851,493

RECEIVABLES:

Employer contribution receivable                            2,165         25,723

Employee contributions receivable                              --          3,025
                                                       ----------     ----------

     Net assets available for plan benefits            $1,953,265     $1,880,241
                                                       ==========     ==========


The accompanying notes are an integral part of these financial statements.

                            GTE HOURLY SAVINGS PLAN
        STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                             (thousands of dollars)

Additions:


   Additions to net assets attributed to:

         Investment income:

           Interest and dividends                                $   62,745
           Net investment gain (Notes 2 & 3)                        133,701
                                                                 ----------
                                                                    196,446
         Contributions (Note 5):
           Employee                                                  81,298
           Employer                                                  27,435
                                                                 ----------
                                                                    108,733
                                                                 ----------
           Total additions                                          305,179
                                                                 ----------


Deductions:

   Deductions from net assets attributed to:

      Benefits paid to participants                                 227,954
      Transfer to another plan, net (Note 8)                          3,850
      Administrative expenses                                           351
                                                                 ----------
          Total deductions                                          232,155
                                                                 ----------

          Net increase                                               73,024

Net assets available for plan benefits:
    Beginning of year                                             1,880,241
                                                                 ----------
    End of year                                                  $1,953,265
                                                                 ==========


The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)      Description of the Plan:

Eligibility

         The GTE Corporation ("GTE") GTE Hourly Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

         The Plan is generally available to any eligible employee as defined by the plan document, of GTE or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

         An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

         Prior to May 18, 1999, matching contributions vested immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vested 50% immediately and 50% 24 months after the contributions were made. Effective May 18, 1999, the vesting provision for the Plan changed. See Note 9 "GTE merger with Bell Atlantic Corporation" for details. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

         Participants direct their contributions to be invested in one of the following current investment options: five Fidelity funds, five Fidelity strategy portfolios, five other funds and portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis.

         The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of: (1) Company matching contributions; (2) rollover contributions; and (3) Plan income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans

         A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


assets of the Loan Fund are promissory notes executed by participants who have taken loans.

         Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust

         The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Savings Plan ("Savings Plan"), owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1999 and 1998, the Plan owned approximately 23% of the assets in the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 10).

Trustee

         Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts pro rata. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification

         GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

(2)      Accounting Policies:

         Effective December 31, 1999, GTE adopted Accounting Standards Executive Committee Statement of Position ("SOP")99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters". This SOP eliminated: 1) the requirements for a defined contribution plan to present plan investments by general type for participant-directed investments in the statement of net assets available for benefits; 2) the requirement to disclose participant-directed investment programs; 3) the requirement to disclose total number of units and the net asset value per unit; and 4) the requirement to disclose benefit-responsive investment contracts by investment fund option. Additionally, it now requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets.

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which requires management to make

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain reclassifications have been made to prior-year data to conform to the current year presentation.

         Investments are stated at market value determined from publicly stated price information obtained from the New York Stock Exchange at or near the close of business. Investments are recorded on the trade date. Guaranteed investment contracts are stated at cost plus accrued interest or contract value. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year-end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year.

         Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in GTE shares for investments in the GTE Stock Portfolio, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in GTE shares for investments in the GTE Stock Portfolio, with the balance of each installment in cash.

(3)      Investments:

         The following presents investments that represent 5% or more of the Plan's net assets (in thousands):

                                                               December 31,
                                                        1999                   1998
                                                       -----                   ----
         GTE Common Stock*                            $719,213              $719,864
         GTE Common Stock                              340,066               329,515
         Magellan Fund                                 187,727               143,099
         U.S. Equity Index Collective Trust Fund       126,616               112,689
         Conservative Strategy Portfolio                 -                    98,988

--------------
* Nonparticipant-directed

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $133.7 million as follows:

                           GTE Common Stock               $ 45.2
                           Mutual Funds                     88.5
                                                          ------

                           Total                          $133.7
                                                          ======

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


(4)      Nonparticipant-Directed Investments:

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

                                                          December 31,
                  Net assets:                        1999              1998
                                                     ----              ----
                     GTE common stock              $721,378          $745,587
                     Loans to participants           82,294            79,412
                                                   --------          --------

                           Total                   $803,672          $824,999
                                                   ========          ========

                                                           Year ended
                                                        December 31, 1999
                                                        -----------------
                  Changes in net assets:

                      Employer contributions                 $ 27,435
                      Dividends                                18,101
                      Net investment gain                      30,579
                  Benefits paid to participants               (98,371)
                  Other                                           929
                                                             --------

                           Total                             $(21,327)
                                                             ========

(5)      Contributions:

         The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn, or distributed during the Plan year. Prior to May 18, 1999, the company matching contributions were credited following the close of each calendar year to the accounts of participants who had not terminated their active participation. Effective May 18, 1999, the company matching provisions for the Plan changed. See Note 9 "GTE Merger with Bell Atlantic Corporation" for details. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions").

         Each participant's Elective Contributions for the 1999 Plan year was limited to $10,000. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1999 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such GTE contributions were based was limited to $160,000.

         GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1999 Plan year, total company matching contributions of 399,054 shares of GTE common stock were made with a market value at date of contribution of $27.4 million.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


(6)      Related Party Transactions:

         Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for investment management services amounted to $351 thousand for the 1999 Plan year.

(7)      Tax Status:

         The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended, ("the Code") and consequently is exempt from income tax. Management has received a determination letter dated January 12, 1998, from the Internal Revenue Service to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k), and 501 of the Code.

(8)      Transfer To Another Plan, Net:

         In 1999, net transfers out of the Plan consisted of transfers out of $6 million in assets for participants who became eligible to participate in the Savings Plan, and rollovers into the Plan of $2.1 million from other qualified plans.

(9)      GTE Merger with Bell Atlantic Corporation:

         On July 27, 1998, GTE and Bell Atlantic entered into a merger agreement providing for a combination of the two companies. Under terms of the agreement, which was unanimously approved by the boards of directors of both companies, GTE shareholders will receive 1.22 shares of Bell Atlantic stock for each GTE share they own. The merger is subject to regulatory approval.

         On May 18, 1999, GTE shareholders approved the merger. As a result of the affirmation, certain protective change in control provisions were triggered which will remain in effect until July 1, 2000. These provisions include: 1) past and future company matching contributions become immediately vested as soon as they are posted to participants' accounts, 2) participants do not have to be employed on the last day of the Plan year to be eligible for the match, and 3) company matching contributions will be posted to participants' accounts on a monthly basis. They will be immediately available for withdrawals, loans, etc., in accordance with the Plan provisions. The Plan will continue in its current form until July 1, 2000, however, company matching contributions after the merger is completed will be made in shares of the combined company stock.

         On or after July 1, 2000, GTE may amend the Plan without regard to the change in control provisions, subject to applicable law and the Plan terms.

         (10)     GTE Master Savings Trust:

         The plans participating in the Master Trust include the GTE Savings Plan and the GTE Hourly Savings Plan.

         In the Master Trust, funds are invested in guaranteed income contracts, which represented 78% of the conservative pool consisting of 69 investment contracts held with 20 insurance companies. Standard & Poor's, as of December 31, 1999 and 1998, rated these insurance companies A+ or better and A or better, respectively. The contracts are included in the financial statements at contract value, approximately $724 million and $630 million, which approximates fair value, as reported by the insurance companies at December 31, 1999 and 1998, respectively.

                            GTE HOURLY SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


         Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly, with no minimum-crediting interest rates below zero. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

         The investment contracts had average yields of 6.99% and 7.14% at December 31, 1999 and 1998, respectively. The crediting interest rate for the investment contracts had a range from 5.60% to 7.28% and 5.60% to 8.06% at December 31, 1999 and 1998, respectively. The investment contracts have scheduled maturities from January 10, 2000 to November 3, 2003. No valuation reserve was recorded at December 31, 1999 and 1998, to adjust contract amounts.

         The following schedules reflect the Master Trust net investments by investment type as of December 31, 1999 and 1998, and investment income for the year ended December 31, 1999 (in thousands):


                                 Investments in        Investment Income in Master Trust
                                  Master Trust           Year Ended December 31, 1999
                                  ------------           ----------------------------

                                                                               Net
                                    December 31,          Interest &        Investment
                               1999             1998       Dividends          Gain
                               ----             ----       ---------          ----
   GTE Common Stock         $4,065,430       $4,128,325     $103,342         $188,562
   Mutual Funds              3,898,489        3,564,175      140,273          481,768
   Loans to Participants       202,216          208,527       16,006                -
   Money Market Fund           209,907          190,236        9,420                -
                            ----------       ----------     --------         --------

   Total                    $8,376,042       $8,091,263     $269,041         $670,330
                            ==========       ==========     ========         ========

(11)        Subsequent Events:

         Effective April 28, 2000, the Plan was amended to allow for a profit-sharing contribution for certain employees as may be specified by an amendment to the Plan executed by the Executive Vice President - Human Resources and Administration.

         On June 16, 2000, the Federal Communications Commission approved the GTE/Bell Atlantic Corporation merger, pursuant to which each share of GTE common stock will be converted into 1.22 shares of the combined company's stock. Before merging with Bell Atlantic, GTE will exchange its common stock of Genuity for shares of a new class of common stock, and Genuity will sell 90.5% of its equity to public shareholders through an initial public offering. Both the initial public offering of Genuity stock and the closing of the merger are expected to be completed at the end of June 2000.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                             GTE HOURLY SAVINGS PLAN
                             -----------------------
                                 (Name of Plan)



         Date     June 21, 2000        By         Paul R. Shuell
               -------------------        ------------------------------
                                                 (Paul R. Shuell)
                                           Vice President and Controller

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
23.1                     Consent of Arthur Andersen LLP